Exhibit 99.1

ASX ANNOUNCEMENT 27 March 2026

Radiopharm Theranostics Doses First Patient in Phase 1 Clinical Study of RAD 402 in Advanced Prostate Cancer

On track to share data from first two dose levels in 2H 2026

Targeting KLK3 and leveraging the dual emission of Tb161 represents an innovative approach for radiotherapies in Prostate Cancer

Preclinical proof-of-concept mouse xenografts demonstrated RAD 402’s strong tumor targeting with minimal bone/marrow uptake and expected hepatic clearance

Sydney, Australia – 27 March 2026 – Radiopharm Theranostics (ASX:RAD, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, today announced that the first patient has been dosed in its first-in-human Phase 1 clinical trial of RAD 402, a monoclonal antibody targeting KLK3 radiolabelled with Terbium 161 being evaluated in advanced prostate cancer.

The Phase 1 clinical trial (NCT07259213) is designed to study the safety, tolerability, whole-body distribution, and preliminary clinical activity of RAD 402 in patients with advanced prostate cancer. The dose escalation Phase 1 study is designed to determine the Maximum Tolerated Dose (MTD) and/or recommended phase 2 dose (RP2D) for expansion.

“Dosing the first patient in our Phase 1 study of RAD 402 marks an important step forward for Radiopharm and for patients with advanced prostate cancer,” said Riccardo Canevari, CEO and Managing Director of Radiopharm Theranostics. “RAD 402 is a differentiated, first-in-class, next-generation radiotherapeutic designed to selectively target KLK3-expressing tumors while minimizing off-target exposure. With preclinical data demonstrating strong tumor uptake and minimal bone or marrow involvement, we are optimistic about its potential clinical profile. Advancing this program into the clinic reflects our continued commitment to delivering meaningful data across our portfolio this year. I like to take the opportunity to thank our partners, TerThera and Cyclotek, for the great support in supplying Tb161, radiolabelling, and distributing RAD 402.”

About RAD 402

RAD 402 (NCT07259213) is an anti-KLK3 monoclonal antibody radiolabelled with the radionuclide 161Tb that is being evaluated in a Phase 1/2a clinical trial for the treatment of prostate cancer. Prostate Specific Antigen (PSA) is a widely used biomarker to detect prostate cancer and is encoded by the KLK3 gene. KLK3 is highly expressed in prostate cancer cells along with most adenocarcinomas of the prostate including their metastases and has limited expression in sites outside of the prostrate. Preclinical proof-of-concept biodistribution studies of RAD 402 in mouse xenografts showed strong tumor targeting, limited bone and marrow uptake, and a hepatic excretion profile consistent with expectations for a monoclonal antibody.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 27 March 2026

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm is listed on ASX (RAD) and on NASDAQ (RADX). The company has a pipeline of distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer. The clinical program includes one Phase 2 and four Phase 1 trials in a variety of solid tumor cancers including lung, breast, prostate and brain metastases. Learn more at radiopharmtheranostics.com.

Authorised on behalf of the Radiopharm Theranostics board of directors by Chairman Paul Hopper.

For more information:
Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Anne Marie Fields

Precision AQ (Formerly Stern IR)

E: annemarie.fields@precisionaq.com

Paul Hopper
Executive Chairman
P: +61 406 671 515
E: paulhopper@lifescienceportfolio.com

Media
Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889